Filed by First Niagara Financial Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: NewAlliance Bancshares, Inc.
SEC Registration Statement No.: 001-32007
First Niagara Financial Group, Inc. — NewAlliance Bancshares, Inc.
Summary of Merger Consideration
August 20, 2010
•	Under the terms of the merger agreement, the aggregate consideration payable to NewAlliance stockholders in the merger as of the signing date is allocated 14% in cash and 86% in First Niagara common stock. The cash consideration pool is equal to $210,070,888 (subject to certain adjustments), and the stock consideration pool is 99,403,291 shares of First Niagara common stock (subject to certain adjustments).
•	Each NewAlliance stockholder can elect to receive, for each NewAlliance share owned by such stockholder, either 1.10 shares of First Niagara stock or $14.28 in cash, subject to adjustment, election and allocation procedures spelled out in the merger agreement. NewAlliance stockholders may make a mixed election of stock and cash for their shares, subject to the adjustment, election and allocation procedures.
•	The per share cash price of $14.28 and the exchange ratio for the stock portion of the consideration are fixed. As a result, the per share value of the stock consideration will fluctuate prior to closing due to fluctuations in the price of First Niagara stock. The current per share value of the stock consideration, based upon First Niagara’s closing stock price on August 18, 2010, is $14.06 per share. At closing, the per share cash value and the per share stock value are likely to be different.
•	The cash consideration pool of $210,070,888 (subject to certain adjustments), if allocated equally to all shares of NewAlliance common stock, equals approximately $2.00 per share of NewAlliance common stock, based on the current number of NewAlliance common shares outstanding. The current per share value of the stock consideration, if allocated equally to all shares of NewAlliance common stock, based upon First Niagara’s closing stock price on August 18, 2010, is $12.09 per share. Accordingly, the per share merger consideration, on a blended basis and based upon First Niagara’s closing stock price on August 18, 2010, equals $14.09 ($2.00 plus $12.09).
•	First Niagara common stock may be issued to NewAlliance stockholders who make cash elections if the cash pool is oversubscribed, and cash may be issued to NewAlliance stockholders who make stock elections if the stock pool is oversubscribed. It is likely that all NewAlliance stockholders will receive a mix of cash and stock consideration in the merger. The allocation of the mix of consideration payable to NewAlliance stockholders in the merger will not be known until First Niagara tallies the results of the cash/stock elections made by NewAlliance stockholders, which will not occur until near or after the closing of the merger.
•	Assuming satisfaction of all necessary conditions to closing, election forms will be mailed to NewAlliance stockholders no more than 40 and no less than 20 business days prior to the anticipated closing of the merger (unless otherwise agreed by the parties). The election form will be accompanied by instructions for its completion, and a deadline for submission of election forms will be specified in the instructions. NewAlliance stockholders are urged to carefully read and follow the instructions for completion of the election form and to submit the form in advance of the election form deadline. NewAlliance stockholders who do not submit an election form by the deadline, or who improperly complete an election form, will not be entitled to elect the form of consideration applicable to their shares, and will receive cash, stock or a mix of cash and stock, subject to the adjustment, election and allocation procedures.

Additional Information and Where to Find It
In connection with the proposed merger, First Niagara will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of NewAlliance and a Prospectus of First Niagara, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about First Niagara and NewAlliance at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from First Niagara at www.fnfg.com under the tab “Investor Relations” and then under the heading “Documents” or from NewAlliance by accessing NewAlliance’s website at www.newalliancebank.com under the tab “Investors” and then under the heading “SEC Filings.”
First Niagara and NewAlliance and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NewAlliance in connection with the proposed merger. Information about the directors and executive officers of First Niagara is set forth in the proxy statement for First Niagara’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2010. Information about the directors and executive officers of NewAlliance is set forth in the proxy statement for NewAlliance’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 11, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.
Forward-Looking Statements
Certain statements contained in this release that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”), notwithstanding that such statements are not specifically identified as such. In addition, certain statements may be contained in our future filings with the Securities and Exchange Commission, in press releases, and in oral and written statements made by us or with our approval that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, expenses, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of our plans, objectives and expectations or those of our management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “continue,” “remain,” “will,” “should,” “may” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: local, regional, national and international economic conditions and the impact they may have on us and our customers and our assessment of that impact, changes in the level of non-performing assets and charge-offs; changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements; the effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board; inflation, interest rate, securities market and monetary fluctuations; political instability; acts of war or terrorism; the timely development and acceptance of new products and services and perceived overall value of these products and services by users; changes in consumer spending, borrowings and savings habits; changes in the financial performance and/or condition of our borrowers; technological changes; acquisitions and integration of acquired businesses; the ability to increase market share and control expenses; changes in the competitive environment among financial holding companies and other financial service providers; the quality and composition of our loan or investment portfolio; the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which we and our subsidiaries must comply; the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters; changes in our organization, compensation and benefit plans; the costs and effects of legal and regulatory developments, including the resolution of legal proceedings or regulatory or other governmental inquiries and the results of regulatory examinations or reviews; greater than expected costs or difficulties related to the opening of new branch offices or the integration of new products and lines of business, or both; and/or our success at managing the risk involved in the foregoing items.
Forward-looking statements speak only as of the date on which such statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

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